September  23 , 2011

Russell Mancuso

Division of Corporation Finance

Telephone Number: 202. 551.3528

Fax Number: 703.831.6985

Re:

Auto Home Lock, Inc.

Registration Statement on form S-1

Amended September 6, 2011

File No. 333-175792

Dear Mr. Mancuso:

Thank you for your letter dated September 21, 2011. Regarding your comments, please find in the following pages the answers for the comments.

General

1. We note your response to your prior comment number 1: however, because you have not entered into any contracts, do not have any employees, do not even have a contract to develop a website, and have not spent money on anything other than organization and filing activities, it is not clear that you have a specific plan or purpose. In determining whether you have a specific plan or specific purpose, we will consider your responses to comments 2, 3 and 4, and your revised disclosures. To support your assertions, please explain to us what steps, if any, you have undertaken to evidence a specific plan or purpose. For instance, please explain whether you have undertaken any efforts to contact third party engineers to determine the costs and feasibility of developing a prototype.

As per our plan of operations, we need to have available funds before we go after third party engineers. The reason for this is because we believe that we can only have a fair ground of negotiation when funds are available. Furthermore, we’ll need funds to set up meetings (lunch meetings, transportation expenses, etc).

 The company president has spoken to an acquaintance who is an engineer. He briefly looked over the company’s plan and concluded that the product is feasible. He has also advised us to look into Universities and possibly recruit last year graduates, as it can be an interesting project for them and they will probably charge less. Although it is only an opinion, the company will be following up on his advice as well as searching for third party engineers and companies.

On regards of the website, the president’s son is capable of developing it along with the tutorial and marketing videos for the website. The president’s son is educated and experienced in creating websites and videos. He has verbally agreed to negotiate a fair payment for his services, depending on the funds available.

Summary, page 7

2. We refer to prior comment 2. Please revise to clarify how much funding you will raise before commencing operations and incurring product development related expenses. In this regard, we note your revised disclosure on page 8 that you would not be able to execute your business plan unless you raise $30,000 as well as your disclosure on page 12 which indicates that you might not start operations until $30,000 is raised. Please also revise your disclosure in the fifth paragraph on page 8 to quantify what constitutes "enough funds."

We have revised our prospectus in the 4th and 7th paragraphs on page 9 and in the 5th paragraph on page 13, according to your requirements.

Page 9:

3rd paragraph: If we are unable to raise enough funds ($30,000; 50% of the shares offered) through this offering, the Company would have to seek additional capital through debt or equity.

6th paragraph: We do not expect to be able to execute our business plan, commence operations and incur product development related expenses unless we raise at least $30,000 (50% of the shares offered) in this offering. There is no minimum number of shares that must be sold but the Company will use its best efforts to sell the securities offered. The Company will retain the proceeds from the sale of any of the offered shares.

Page 13, 5th paragraph: AHL believes that the ideal amount to successfully implement our Business Plan is $60,000 (100% of the offered shares), but it would still be possible to implement our Business Plan, commence our operations and incur product development related expenses with $30,000 (50% of the offered shares) with some compromises (see table starting on page 8 for full disclosure). Following this offering we may need to raise additional funds to expand and/or start our operations. The amount of the additional funds needed will be the difference between the amount raised though the sale of shares and the amount needed to start up our business (at least $30,000).

3. We note your disclosure on page 8 that it would still be possible to implement your business plan with $30,000 in funding "with some compromises." Please revise to identify and explain these compromises.

We have added the table and text below on page 8 and 9 to identify and explain the compromises.

	If 50% of Shares Sold	If 100% of Shares Sold
GROSS PROCEEDS FROM THIS OFFERING	$30,000	$60,000
	=========	=========
OFFERING EXPENSES
Legal	$1,500	$1,500
Accounting	$4,500	$4,500
Transfer Agent and printing	$1,000	$1,000
SEC Registration Fee	$7	$7
TOTAL	$7,007	$7,007

NET PROCEEDS FROM THIS OFFERING	$22,993	$52,993

PRODUCT DEVELOPMENT
Search and contract third-party engineers	$400	$1,000
Development and test	$12,000	$24,000
TOTAL	$12,400	$25,000

SALES &MARKETING
Contact and negotiate contracts with insurance, alarm and surveillance companies	$400	$1,000
Production of initial batch	$5,000	$10,000
Marketing (including website development costs)	$4,500	$15,000
TOTAL	$9,900	$26,000

ADMINISTRATION EXPENSES
Office supplies, Stationery, Telephone, Internet	$693	$1,993
TOTAL	$693	$1,993

TOTALS	$22,993	$52,993

If we sold 50% of the shares, we’d have less funds to search and contract third party engineers ($400 versus $1,000 if 100% of shares were sold). This scenario would limit our options, because we’d be unable to visit and interview as many independent engineers and companies as if we had all the expected funds. The funds for development and test would be lower (half of the ideal), which could result in a delay in the prototype development.

With the sale of 50% of the offered shares, we’d have less funds to contact and negotiate contracts with insurance, alarm and surveillance companies ($400 versus $1,000 if 100% of shares were sold), resulting in a limitation of our options. We’d only be able to produce half of the initial batch, when comparing to the 100% sales scenario. Our marketing would be more limited, as we’d have only $4,500 versus $15,000. We’d still be able to develop our website.

Note that some the figures above are not exactly 50% of the proposed 100%, because the net proceeds are not proportionally distributed, due to the fact that the offering expenses are the same for both selling scenarios ($7,007 for 100% of shares sold and 50% of shares sold).

4. We note your revised disclosure in response to prior comment 3; however, it is still not clear what products or services you intend to sell. Do you intend to manufacture the keychain remote control you reference on page 26 or any of the wire connections you reference on pages 7 and 27?

We have added as the 2nd paragraph from the bottom of page 7 and as the last paragraph on page 27: Our plan is to fully develop our system, produce and offer it for sale to the public with all the necessary accessories, including the keychain remote control, the door lock system, the wires, connections and everything needed to have our product functional. We will not offer installation services, but we will refer professionals capable of doing so, if the clients desire. It will also be possible for the client to install it following the video instructions on the website and/or the manual guide to be provided with our products.

Our auditors have issued .... page 12

5. Please refer to prior comment 14. Please reconcile your statement that your sole officer/director has "expressed that he may loan or advance capital," with disclosure on page 9 that he has committed to advancing funds.

We have reconciled our statements in the 5th paragraph on page 10, in the last paragraph on page 13, in the 3rd paragraph on page 20 and in the 5th paragraph on page 46 to state that our sole officer and director has committed to advancing certain operation costs of the Company, including Legal, Audit, Transfer Agency and Edgarizing costs, required to maintain the reporting status in the form of a non-secured loan ($10,000 over the next 12 months).

Since our sole officer and director resides...page 16

6. Please explain what you mean by "he is not under the USA legislation." Although it may be difficult to obtain in personam jurisdiction, your sole officer and director is at a minimum still subject to his obligations as an officer and director of a Nevada corporation and the federal securities laws applicable to officers and directors or US entities. Please revise.

We have amended this Risk Factor in the last paragraph on page 17 to state that although it may be difficult to obtain in personam jurisdiction, our sole officer and director is still subject to his obligations as an officer and director of a Nevada corporation and the federal securities laws applicable to officers and directors or US entities.

Use of Proceeds, page 18

7. We refer to prior comments 6, 7 and 22 and your disclosure in the third paragraph on page 17 of your July 26, 2011 filing. Based on the revised table on page 19 it appears that the proceeds from this offering will not be used to pay for the $3,000 year-end audit or $4,500 in audit fees for the ensuing three quarters. Please revise to disclose how you will fund audit fees that you incur over the next twelve months.

According to the question 22 from your last letter (“We note your disclosure on page 17 that the $7,500 in audit fees covers audits required for the next twelve months. Please revise to disclose only the expenses used in connection with the issuance and distribution of the securities in this offering. Please refer to Regulation S-K, Item 511”), we have amended the 3rd paragraph under the table on page 20.

The estimated offering expenses of $7,007 include our estimated expenses to comply with our obligations under the federal securities laws in connection with the issuance and distribution of the securities in this offering. The estimated accounting cost of $4,500 represents our estimated auditors’ ($3,000) and bookkeepers’ ($1,500) expenses for the year-end audit. If the actual costs are higher than the expected, our president has committed to advancing certain operation costs of the Company, including Legal, Audit, Transfer Agency and Edgarizing costs, required to maintain the reporting status in the form of a non-secured loan for the next twelve months (up to $10,000).

8. Please tell us where you have included funding to pay for the web development expenses referenced on pages 7 and 29.

As stated on page in the 6th paragraph on page 30: ‘We intend to fully develop www.autohomelock.com, our website which is currently under construction, as an important tool for our Marketing Campaign...”. The funding to pay for our website development will come from the $15,000 for our Marketing expenses. We have amended our use of proceeds table on page 20 and our statements in the 4th full paragraph on page 8 and in the 4th complete paragraph on page 28.

‘We plan to have our first batch ready for sale by the end of the twelfth month after we have started the implementation of our Business Plan. The expected cost for our Sales and Marketing is $26,000 (contact and negotiations with insurance, alarm and surveillance companies $1,000; production of the initial batch $10,000; Marketing, including website development costs $15,000).’

Exhibit 20

9. Please explain to us why the subscription agreement requests that investors make payment to Raul Goncalves Pinheiro instead of to the company. Please tell us whether there is a corporate bank account and when it was established.

The subscription agreement requests that investors make payment to Raul Goncalves Pinheiro instead of the company because the Company will sell the shares from this offering to Brazilian citizens and Raul Goncalves Pinheiro lives in Brazil. The process to send money abroad is time consuming and there are also bank fees for every transaction. For these reasons, the Company believes that it is easier and cheaper if the president sends all the funds at once, paying only one bank fee, instead of a fee for every shareholder.

We have amended our Subscription Agreement to include the President’s personal bank account information (Bco Santander – Poupanca – Bom Jesus dos Perdoes, Ag. 0320-60002452-0).

The Company’s Trust account was established in May 26, 2011, with Law Offices of Thomas E. Puzzo, PLLC; 4216 NE 70th Street; Seattle, Washington 98115.

Sincerely yours,

Raul Goncalves Pinheiro

President

Auto Home Lock, Inc.